

Mail Stop 3561

September 12, 2007

Mr. Michael O. Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands 90067

      Re: Herbalife Ltd.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 27, 2007
               File No. 001-32381

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Tia Jenkins
                                Senior Assistant Chief Accountant
                                Office of Emerging Growth
                                Companies